John P. Breedlove
April 6, 2015	Vice President, General Counsel & Corporate Secretary

Mr. Daniel F. Duchovny	Imation Corp.
Special Counsel	1 Imation Way
Office of Mergers and Acquisitions	Oakdale, MN 55128
United States Securities and Exchange Commission	jpbreedlove@imation.com 651-704-3006 phone 651-704-7845 fax
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3628

RE:	Imation Corp.
Preliminary Proxy Statement on Schedule 14A
Filed March 16, 2015
File No. 001-14310

Dear Mr. Duchovny:

On behalf of Imation Corp. (“Imation” or “the Company”), this letter is in reply to your comment letter dated April 2, 2015 and the additional oral comment provided telephonically to Jennifer Tenenbaum on April 2, 2015 with respect to the above referenced Preliminary Proxy Statement on Schedule 14A. Our responses are set forth below following the text of each comment contained in your letter or oral comment.

Revised Preliminary Schedule 14A

Proxy Solicitation, page 3

1. We note continued discussions among you, your advisors and the Clinton Group. Please update the disclosures required by Item 4(b)(4) and Instruction 1 to Item 4 of Schedule 14A, to the extent applicable.

Response

The disclosure on page 3 has been revised to include discussions among the Company, our advisors and the Clinton Group following the filing of Amendment No. 2 to our Schedule 14A, as follows:

On March 27, 2015, Mr. De Perio told a representative of Houlihan Lokey that he would be willing to enter into a confidentiality agreement (without a standstill provision). On March 27, 2015, a representative of Houlihan Lokey sent a confidentiality agreement (without a standstill) to the Clinton Group to enable a more in-depth discussion between Imation and the Clinton Group. On April 3, 2015, the Clinton Group rejected the execution of the confidentiality agreement that would have allowed them to better understand Imation.

Mr. Duchovny

United States Securities and Exchange Commission

April 6, 2015

To the extent there are continued discussions among Imation, its advisors and the Clinton Group, Imation will update the disclosures required by Item 4(b)(4) and Instruction 1 to Item 4 of Schedule 14A.

Background of Solicitation, page 3

2. Please expand your disclosure to discuss in greater detail the questions and concerns raised by the Clinton Group and your response to these particular issues on January 20, 2015.

Response

The disclosure on page 3 has been revised as set forth below (underlined language) to include additional detail regarding the discussion on January 20, 2015. Please be advised that there were no concerns raised by Mr. De Perio at this meeting other than the general concerns about leadership and the direction of Imation set forth in the following disclosure:

On January 20, 2015, Mr. Matthews and William LaPerch, a Director of Imation, met with Mr. De Perio, in New York to discuss the Clinton Group’s concerns. Mr. Matthews and Mr. LaPerch provided an overview of Imation’s transformation from 2010 and indicated the Board was working hard to evaluate all alternatives to help the strategic transformation and all of its complexities. Mr. Matthews and Mr. LaPerch responded to Mr. De Perio’s questions about the quality of Imation’s leadership, both at the CEO and Board level. Mr. LaPerch and Mr. Matthews expressed their confidence in Mr. Lucas’ leadership of Imation’s transition and his importance in maintaining our management team and keeping them focused, handling key relationships and driving for results in our growth businesses. Mr. LaPerch stated that the Board had full confidence in Mr. Matthews in his role as Chairman and that his experience and institutional knowledge was an important ingredient to our success going forward. He also added that Mr. Matthews and the Board keep pressure on management to perform. While Mr. De Perio raised general concerns about the leadership and direction of Imation, he offered no plans for creating value for Imation. Mr. Matthews and Mr. LaPerch asked Mr. De Perio for any thoughts and ideas on things the Board should be doing. Mr. De Perio responded that he was not prepared to make any concrete recommendations until such time that the Clinton Group had representation on the Board and some time to look at Imation. The discussion was again limited by the lack of a confidentiality agreement.

3. Please describe the terms of your proposed settlement offer.

Response

The disclosure on page 3 has been revised to include the following (underlined language):

On March 23, 2015, a representative of Houlihan Lokey, Imation’s external advisor, met with a representative of the Clinton Group to discuss a settlement proposed by the Company. The Company proposed the addition of an additional Clinton Group Director to the Board. The Clinton Group rejected the settlement. The Clinton Group did not offer any alternative settlement proposals and reiterated its demand for three seats on the Board of Directors.

Compensation Discussion and Analysis, page 28

Bonuses, page 36

4. We note your response to comment 9. Please provide tabular disclosure to add additional clarity with respect to how the level of achievement of the various Annual Bonus Plan metrics was reflected in the

Mr. Duchovny

United States Securities and Exchange Commission

April 6, 2015

determination of the actual amount of cash payments awarded to each of your named executive officers based upon an executive’s bonus percentage.

Response

The disclosure on page 41 has been revised to include the following text and tabular disclosure at the end of the “Bonuses” section, and the bonus percentages in the narrative above the table have been rounded to the first decimal place to match these percentages):

The bonus payments to our named executive officers under the 2014 ABP were as follows:

Executive Officer	Bonus at Target (100%)	Actual Bonus Level	Bonus Paid
Mark E. Lucas	$754,800	126.6%	$955,577
Scott J. Robinson	$142,500	126.6%	$180,405
Gregory J. Bosler	$237,000	185.3%	$439,161
John P. Breedlove	$165,000	126.6%	$208,890
R. Ian Williams	$155,000	103.5%	$160,425

Oral Comment

5. Please disclose whether or not the successful election of the three Clinton nominees, in and of itself, could result in any of the potential severance and/or change of control payments referenced in your Proxy Statement. If, so, please direct shareholders to the more detailed disclosures in your proxy statement.

Response

The disclosure on page 2 has been revised to include the following (underlined language at the end of the paragraph):

Additionally, please note that the Clinton Group has indicated its intent to nominate alternative nominees for election at the annual meeting. In connection with the Clinton Group’s alternative nominations, you may receive proxy solicitation materials from the Clinton Group, including an opposition proxy statement and a colored proxy card. Your Board unanimously recommends that you disregard and do not return any colored proxy card you receive from the Clinton Group. We do not endorse the election of any of the Clinton Group nominees for director and recommend that you vote FOR Imation’s nominees. If all of the Clinton Group nominees are elected, this would be considered a Change of Control of Imation under our Severance and Change of Control Agreements and our Long-Term Incentive award agreements with our named executive officers. Certain payments would be made to our executive officers as a result of the Change of Control. For further information on the effect of a Change of Control (including the definition) and the potential payments to our named executive officers, see “Severance and Change of Control Agreements with Named Executive Officers.”

The disclosure on page 67 has been revised to include the following tabular disclosure:

Mr. Duchovny

United States Securities and Exchange Commission

April 6, 2015

Based upon a hypothetical Change of Control at May 20, 2015, the date of the Annual Meeting of Shareholders, the Change of Control benefits for our named executive officers would be as described below:

Name	Prorated Targeted Bonus ($) (1)	Prorated Value of LTI ($)(2)	Total
Mark. E. Lucas	289,512	1,516,603	1,806,115
Scott J. Robinson	62,529	202,755	265,084
Gregory J. Bosler	92,268	399,709	491,977
John B. Breedlove	64,553	214,417	278,970
R. Ian Williams	62,425	299,783	362,208

(1)	This amount represents a prorated portion of the annual bonus the executive would have been entitled to under the applicable annual bonus plan in effect for the calendar year in which the Change of Control occurs, and assuming that all of the performance metrics would be achieved at the target (100%) level.
(2)	This amount represents a portion of the cash value of both outstanding performance-based restricted stock and performance-based cash awards, assuming that the performance goal for the year of the Change in Control would be achieved at the target (100%) level, prorated based on the number of calendar days in the year up to and including the date of the Change in Control. For purposed of this table the value of the performance-based restricted stock was based on the closing price on April 1, 2015 of $4.00.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses set forth above are responsive to the staff’s comments. If you have any additional questions or would like to discuss this further, please feel free to call me at (651) 704-3006.

Sincerely,

/s/ John P. Breedlove

John P. Breedlove
Vice President, General Counsel and Corporate Secretary